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                                                                      EXHIBIT 1
                      CONSENT OF INDEPENDENT ACCOUNTANTS

  We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (No.333-8264) of Nippon Telegraph and Telephone Corporation of our report dated June 29, 1999, except for paragraph 2 of Note 21 as to which the date is August 30, 1999, relating to the financial statements of Nippon Telegraph and Telephone Corporation as of and for the year ended March 31, 1999, which appears on page F-2 of this Form 20-F.

/s/ Price Waterhouse
Tokyo, Japan
August 30, 1999